UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Power Solutions International, Inc.

File No. 000-52213 - CF#26766
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Power Solutions International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed May 5, 2011, as amended August 1, 2011 and August 12, 2011.

Based on representations by Power Solutions International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through April 29, 2014
Exhibit 10.12	through December 31, 2012
Exhibit 10.13	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Russell Mancuso
Branch Chief